SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of April, 2008

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






            RYANAIR WELCOMES COMPETITION COMMISSION REPORT

            BAA'S AIRPORT MONOPOLY AND INADEQUATE REGULATORY SYSTEM

                     ARE BAD FOR COMPETITION AND CONSUMERS

Ryanair, Britain's largest passenger airline today (Tuesday, 22nd April 2008) welcomed the Competition Commission's Report on its emerging thinking into the BAA airport monopoly, and renewed its call on the UK Government to break up the BAA monopoly which has been bad for consumers, bad for passengers and is damaging UK tourism. Ryanair believes that the three London airports should be spun out into separate ownership and encouraged to compete against each other. A similar solution would improve competition, services and passenger charges at Glasgow and Edinburgh airports also.

Speaking today, Ryanair's Peter Sherrard said:

        "Ryanair welcomes the Competition Commission's report into its emerging thinking. We fully support the Competition Commission's view that:

 a. The BAA's monopoly ownership of Edinburgh and Glasgow airports has adversely affected competition.
 b. The BAA's monopoly ownership of Heathrow, Gatwick and Stansted airports has adversely affected competition.
 c. The way the BAA monopoly has conducted its business has adversely affected competition.
 d. The inadequate regulatory regime operated by the CAA has adversely affected competition.

        "The recent chaos at Heathrow's Terminal 5, the continuing long passport and security queues at Stansted, and the 47% price increases at Gatwick Airport clearly proves that the BAA monopoly over the London airports is bad for consumers, bad for passengers and bad for UK tourism. The CAA's recent decision to reward the BAA's incompetence with double digit price increases proves again that the CAA is incapable of regulating the BAA monopoly in the interests of users.

        "Monopolies don't work. Competition does. Ryanair had long called for the break up of the BAA monopoly, because we believe that competition between the three London airports (Heathrow, Gatwick and Stansted) would lead to faster delivery of additional capacity at each of these airports, would lead to real competition between the airports and this competition will result in better facilities, improved passenger service (and let's face it passenger service at the London airports couldn't be any worse) and lower costs for UK consumers and visitors.

        "The BAA airport monopoly has failed. The CAA regulatory regime has failed. The Competition Commission has correctly identified this failure and we again call on the UK Government to break up this failed airport monopoly and allow competition to put the interests of British consumers /users first. Competition works, monopolies don't".

Ends.        Tuesday, 22nd April 2008

For reference:

Peter Sherrard, Ryanair          Pauline McAlester, Murray Consultants

Tel: +353-1-8121598              Tel: +353-1-4980300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  22nd April, 2008

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director